EXHIBIT 12.1

Mackinac Financial Corporation

Computation of the Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Three Months Ended March 31,		For the Years Ended December 31,
	2018		2017		2016		2015		2014		2013

Earnings:
Net income before taxes	$1,945		$11,018		$6,766		$7,929		$2,829		$5,534
Interest expense (total)	1,746		6,438		4,885		4,393		4,142		4,124
Preferred dividends	—		—		—		—		—		308
Amortization of financing costs	—		—		—		—		—		—
Total earnings	$3,691		$17,456		$11,651		$12,322		$6,971		$9,966

Combined fixed charges:
Interest expense (excluding deposits)	$510		$2,077		$1,563		$1,142		$924		$656
Preferred dividends	—		—		—		—		—		308
Amortization of financing costs	—		—		—		—		—		—
Combined fixed charges excluding deposit interest	510		2,077		1,563		1,142		924		964
Interest expense on deposits	1,236		4,361		3,322		3,251		3,218		3,468
Total combined fixed charges	$1,746		$6,438		$4,885		$4,393		$4,142		$4,432

Ratios of Earnings to Combined Fixed Charged and Preferred Stock Dividends(1):
Excluding interest in deposits	7.24	X	8.40	X	7.45	X	10.79	X	7.54	X	10.34
Including interest on deposits	2.11	X	2.71	X	2.39	X	2.80	X	1.68	X	2.25

(1) Earnings have been calculated by adding combined fixed charges to consolidated income before provision for income taxes.  The earnings calculation gives effect to fixed charges in each period presented.  Combined fixed charges consist of interest expense (including/excluding interest on deposits) and preferred stock dividends.  For all periods, we computed the ratios of earnings to combined fixed charges and preferred stock dividends by dividing earnings by combined fixed charges.